Mail Stop 4561

January 5, 2010

Via U.S. Mail and Facsimile at (952) 946-4564

Bernard P. Aldrich, Chief Executive Officer
Rimage Corporation
7725 Washington Avenue South
Minneapolis, MN 55439

>   **Re: Rimage Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed on March 16, 2009**
>   **File No. 000-20728**

Dear Mr. Aldrich:

        We have completed our review of your filing and have no further comments at this time.

                                        Sincerely,

                                        Matthew Crispino
                                        Attorney-Advisor